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                             March 17, 2021

       Gerome Daren Sapp
       Chief Executive Officer
       370 Markets LLC
       8545 W. Warm Springs Road, Ste A4 #192
       Las Vegas, NV 89113

                                                        Re: 370 Markets LLC
                                                            Amendment No. 2 to
                                                            Offering Statement
on Form 1-A
                                                            Filed March 9, 2021
                                                            File No. 024-11383

       Dear Mr. Sapp:

              We have reviewed your amended offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 12, 2021 letter.

       Amendment No. 2 to Offering Statement on Form 1-A Filed March 9, 2021

       Part F/S
       Financial Statements, page 101

   1. As discussed in our March 9, 2021 phone call, please tell us in greater detail what financial statements
you intend to include in your annual and semiannual reports, once you and each Series are
capitalized on other than a nominal basis. If the financial
                                                        statements will reflect
370 Markets, LLC in total and each Series, so state. Also, address whether the audit
reports provided will cover 370 Markets, LLC in total and each Series.
 Gerome Daren Sapp
FirstName  LastNameGerome Daren Sapp
370 Markets  LLC
Comapany
March      Name370 Markets LLC
       17, 2021
March2 17, 2021 Page 2
Page
FirstName LastName
       You may contact Stephen Kim at (202) 551-3291 or Rufus Decker at (202) 551-3769 if
you have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley at (202) 551-2545 or Dietrich King at (202) 551-8071 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services